EXHIBIT 7.03
PROPOSAL LETTER

TU GUOSHEN

March 8, 2011

Board of Directors
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Road, Futian District, Shenzhen
People's Republic of China, 518034

Dear Sirs:

On January 28, 2011, I requested the opportunity to receive information and otherwise work further in order to develop a proposal (the “Proposal”) to acquire the stock of China Security & Surveillance Technology, Inc. (the “Company”) that I do not already own in a going-private transaction (the “Acquisition”).  My advisors and I have done a substantial amount of preparatory work at this point.  In addition, I have conducted detailed discussions with sources of debt financing.  Based on these efforts, I am quite confident (although no assurances can be given) that the Acquisition can be financed consistent with current transaction terms and on an expedited timetable.

I thank you for providing me this opportunity, and at this time I would like to make this nonbinding Proposal to the Board:

1.  Purchase Price.   The purchase consideration to public stockholders (other than myself, certain members of the management and affiliated entities, who would continue to hold equity) would be the amount of US$6.50 per share in cash, which represents a premium of 58.5% to the Company’s closing price on March 7, 2011.  I strongly believe that the Company’s public stockholders will find this price to be very attractive, and one they will readily support.

2.  Financing.  The Acquisition would be financed with a combination of debt and equity capital.

a.
Debt Financing.  I have held preliminary discussions with potential sources of debt financing.  Based on these discussions, as well as current market conditions, I am confident the debt financing necessary for the Acquisition can be arranged on a timely basis.

b.
Equity Financing.  I am prepared to provide all the necessary equity financing out of my own holdings of common stock and related sources.  As the transaction develops, it might prove sensible for some of the equity financing to come from an independent source such as leading private equity firms active in Asia, but I emphasize that no additional sources of equity financing are necessary to the transaction.

It remains the case that there are no arrangements or understandings with potential sources of debt or equity financing for the Acquisition, and I do not propose to make any agreement of exclusivity prior to reaching transaction terms approved by the Board of Directors.

3.  Timing and Next Steps.  If the Board considers this Proposal and finds that it is worth pursuing, I am prepared to proceed immediately to arrange firm, committed financing, finalize the terms of the Acquisition in the form of definitive transaction documents, and seek the Board’s determination as to the acceptability of a definitive, binding Acquisition agreement and related documents.  I fully expect that the process of developing an acceptable Proposal can be conducted expeditiously and completed within [four] weeks with the cooperation of the Board and the Company.

4.  Confidentiality.  My intentions with respect to confidentiality remain as stated in my January 28 letter.

5.  No Binding Commitment.  This Proposal letter does not constitute any binding commitment with respect to any Proposal or transaction.  Any commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

*  *  *  *  *

Should you have any questions regarding these matters, please do not hesitate to contact me at +86 (755) 8351-0888.   I look forward to hearing from you.

Sincerely,

/s/ Tu Guo Shen
Tu Guo Shen